UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ENTERS INTO UNDERTAKING AGREEMENT WITH HOLDERS OF SERIES C DEBENTURES

YAKUM, Israel, September 11, 2015, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it has entered into an undertaking agreement with the holders of its Series C Debentures (the “Bondholders”). Under the terms of the agreement, the Company undertook, among other things, the following:

- make only ongoing payments on account of principal, interest, and linkage to its financial creditors, subject to the understandings with bank lenders as part of the court-approved plan of recovery of Mega Retail, and in accordance with the Company's debentures;

- notify Bondholders' trustee of its intention to enter into an arrangement with any financial creditor and/or change the terms of loans or credit extended to the Company and/or obtain new credit in excess of NIS 5 million and/or intention to amend or grant guarantees or security to secure the debt owed by the Company to financial creditors, and notify Bondholders' trustee prior to an agreement to dispose of rights in material assets, subject to limited exceptions;

- notify Bondholders' trustee in advance of the imposition of liens on Company assets to secure existing debt to financial creditors, the acceleration of payments of principal to financial creditors, any exceptional preference granted to a financial creditor, investments in Mega Retail Ltd. and/or grant of guarantees to creditors of Mega Retail not contemplated in the Mega Retail plan of recovery, grant of guaranty in favor of financials creditor of a Company subsidiary, and any new extraordinary transaction between the Company (or private company under its control) and its controlling shareholder or a transaction in which the controlling shareholders has a personal interest; and

- not distribute dividends without prior approval of the Bondholders' representative.

The Company also agreed to cooperate with the Bondholders' trustee and deliver relevant information to enable Bondholders' representatives to, among others, review the Company's financial status and any plans to sell assets, extend or receive loans from affiliated companies and/or reach an agreement with creditors.

The above undertakings are applicable until the earliest of (i) notification by the Bondholders' trustee of termination of negotiations; (ii) seven days after such notification by the Company to the trustee (with certain undertaking continuing for a longer period), (iii) decision to demand full or partial repayment of the debt owed by the Company to the Bondholders, and (iv) initiation of legal actions by the Bondholders' trustee against the Company.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv Stock Exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its subsidiary, Mega Retail Ltd., currently operates 150 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of theplan of recovery and arrangement with debtors, suppliers, service providers and lessors; the effect of the plan of recovery and arrangement on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

September 11, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary